UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

Commission File Number: __________________

ARABELLA EXPLORATION, INC.

(Translation of registrant's name into English)

500W. Texas Avenue
Suite 1450
Midland, Texas 79701
Telephone: 432 897-4755

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐             No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

1

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On January 30, 2014, the Board of Directors of Arabella Exploration, Inc. (the “Company”), formerly known as Lone Oak Acquisition Corporation, increased its size to six persons and appointed George Prescott Bush and Malachi Boyuls to fill the vacancies created by the increase in the size of the board.

Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year

On January 15, 2014, the Board of Directors of the Company approved the change of the Company’s name from “Lone Oak Acquisition Corporation” to “Arabella Exploration, Inc.” (the “Name Change”), and on January 30, 2014, at a special meeting of the shareholders of the Company, the Company’s shareholders approved the Name Change. On February 4, 2014, the Company filed with its registry in the Cayman Islands to reflect the Name Change.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: February 5, 2014

ARABELLA EXPLORATION, INC.

By:	/s/ Jason Hoisager
Name: Jason Hoisager
Title: Chief Executive Officer

3